UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MARCH 18Th, 2015

DATE, TIME AND PLACE:

March 18Th, 2014, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Alvarez Alvarez – Counselors; the Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Counselors; Messrs. Sergio Agapito Lires Rial, Angel Santodomingo Martell and Carlos Alberto López Galán – as guests.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

(a) To know the financial statements and results of the Company for January and February, 2015; and (b) To propose to amend the date for payment of dividends and interests on capital related to the fiscal year of 2015 to up to 180 (one hundred and eighty) days counted from the date of its declaration, to be submitted to approval of the Extraordinary Shareholders’ Meeting, according to items X and XVIII of Article 17 of the Company’s Bylaws.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by unanimity of votes of the Directors present at the meeting and without restrictions:

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[Free English Translation]

(a) Knew the financial statements and results of the Company for January and February, 2015; and

(b) Approved, pursuant to Article 17, items X and XVIII of the Company’s Bylaws, the proposal for amendment of the date for payment of dividends and interests on capital related to the fiscal year of 2015 to up to 180 (one hundred and eighty) days counted from the date of its declaration by the Board of Directors of the Company. Such proposal for date amendment aims to grant transparency to the compensation structure of the shareholders, considering the Company’s financial strategy and efficiency of its administrative and financial costs. This proposal shall be send for approval of the Extraordinary Shareholders Meeting, to be dully convened.

It is recorded that the Company’s Vice-Chief Executive Officer, Mr. Carlos Alberto López Galán, attended the meeting to provide clarification on items (a) and (b) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, March 18Th, 2015. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Alvarez Alvarez – Counselors; the Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Counselors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 18, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer